FOSTER'S GROUP

08000332

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Foster's and Grupo Modelo Extend Corona Deal"

Released: 17 January 2008

Pages: 3
(including this page)

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP

17 January 2008

FOSTER'S AND GRUPO MODELO EXTEND CORONA DEAL

Foster's Group Ltd (Foster's) and Grupo Modelo today agreed to extend the exclusive license for Foster's to sell and market the Corona Extra brand in Australia.

The agreement builds on a 19 year partnership with Grupo Modelo and that has seen Foster's grow Corona Extra to become Australia's No.1 imported premium beer and ninth largest beer brand by value. Over the twelve months to November 2007, Corona Extra has grown sales volume 39.6% and now holds 30.4% volume share of the Premium Imported Beer segment[1].

"Corona Extra is an important part of Foster's beer portfolio and we're delighted to extend our partnership with Grupo Modelo," said Jamie Odell, Foster's Australia, Asia & Pacific Managing Director. "We look forward to further strengthening Corona's position as the leading imported premium beer in Australia."

On signing the agreement, Roberto S Viejo, Grupo Modelo's Managing Director Latin America & Australasia said, "the agreement cements an ongoing relationship between Mexico's largest brewer and Foster's, which spans 19 years. The extended partnership with Foster's is a fantastic outcome for Corona Extra and we look forward to growing the brand even further in the Australian market".

The agreement contains an exclusive license to market and sell the Corona Extra brand in Australia. Further terms of the agreement are confidential between the parties.

Further Information

Media

Troy Hey
Tel: + 61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: + 61 417 033 623

Brands and Marketing

Kate Leaman
Tel: +61 3 8626 3329
Mob: +61 413 306 862

Felicity Watson
Tel: +61 3 8626 3626
Mob: +61 408 108 516

Further Information

Corona Extra

Corona Extra is Mexico's leading export beer brand and is available in over 150 countries. It is a lighter bodied beer with a crisp and refreshing taste and is renowned for its serving ritual, which features a slice of fresh lime.

Corona Extra's highly successful 'From where you'd rather be' campaign will feature again this summer. The locally produced creative features a couple in tranquil summer-inspired settings and will be seen across a range of mediums including cinema advertising, subscription television, national outdoor and digital media. The brand will maximise its presence throughout the peak summer selling period with activity including on premise Summer Fiestas and a beach volley ball sponsorship.

Foster's international beer portfolio

Corona Extra complements the Foster's international beer portfolio, which holds 47.2% share (in value terms) of the Premium Imported Beer segment[1]. The Foster's international portfolio includes Stella Artois, Carlsberg, Asahi Super Dry, Kronenbourg 1664 and Shanghai Lager.

[1]Foster's holds a Value share of 54.6% and a Volume share of 53.1% of the Total Australian Beer market. Corona Extra is ranked ninth in value sales in the Total Beer Segment and first in Value sales and Volume sales in the Premium Imported Beer Segment (Foster's-defined). The Premium Imported Beer Segment has grown in value 18.7% vs YA and has grown in volume by 17.6% vs YA. **Source:** Foster's calculation based in part on data reported by Nielsen through its ScanTrack Liquor Service for the Beer Category, premium imported beer segment (Foster's-defined) for the 52-week period ending 30 November 2007, for the Australian off premise liquor market. (Copyright © 2007, The Nielsen Company.)

END

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com